                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                                 Urologix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   917273 10 4
                                 --------------
                                 (CUSIP Number)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 5 Pages

------------------------------                    ------------------------------
CUSIP No.    917273 10 4               13G         Page   2   of   5   Pages
          -------------------                           -----    -----
------------------------------                    ------------------------------

---- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:        John M. Reid
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

---- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_|
     (b) |_|
---- ---------------------------------------------------------------------------
3    SEC USE ONLY
---- ---------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Reporting Person is a citizen of the United States.
---- ------------- ---- --------------------------------------------------------
                    5    SOLE VOTING POWER
     NUMBER OF
                                            600,087
      SHARES
------------------ ---- --------------------------------------------------------
   BENEFICIALLY     6    SHARED VOTING POWER

     OWNED BY
                                            -0-
------------------ ---- --------------------------------------------------------
       EACH         7    SOLE DISPOSITIVE POWER

     REPORTING
                                            600,087
      PERSON
------------------ ---- --------------------------------------------------------
       WITH:        8    SHARED DISPOSITIVE POWER

                                            -0-

---- ------------- ---- --------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               600,087
---- ---------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)
     |_|

---- ---------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                5.3%

---- ---------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

                IN

---- ---------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

Item 1.
         (a) Name of Issuer
             The name of the issuer is Urologix, Inc.

         (b) Address of Issuer's Principal Executive Offices
             The address of the principal executive offices of the Issuer is:
             14405 21st Avenue North, Minneapolis, MN 55447
Item 2.
         (a) Name of Person Filing. This statement is being filed by John M. Reid, an individual (the "Reporting Person").

         (b) Address of Principal Business Office or, if none, Residence. The principal address of the Reporting Person is 195 Bunker Hill, Stratham, NH 03885.

         (c) Citizenship. The Reporting Person is a citizen of the United
             States.

         (d) Title of Class of Securities. Common Stock, $.01 par value.

         (e)      CUSIP Number. 91273 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) |_|  Broker or Dealer registered under Section 15 of the Act

         (b) |_|  Bank as defined in Section 3(a)(6) of the Act

         (c) |_|  Insurance Company as defined in Section 3(a)(19) of the Act

         (d) |_| Investment Company registered under Section 8 of the Investment Company Act

         (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

         (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

         (g) |_| Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h) |_|  Group, in accordance with ss.240.13d-1(b)(ii)(H)

             Not Applicable.
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                                                               Page 4 of 5 Pages



Item 4.  Ownership

         As of December 31, 1998, the Reporting Person's beneficial ownership of shares of the Issuer was as follows:

         (a) Amount Beneficially Owned - 600,087 shares

         (b) Percent of Class - 5.3%

         (c) Of the shares beneficially owned by the Reporting Person, the Reporting Person has the power to vote or dispose of the shares as follows:

              (i)   Sole power to vote or direct the vote - 600,087 shares (See
                    Item 4(a))
              (ii)  Shared power to vote or direct the vote - 0
              (iii) Sole power to dispose or direct the disposition of - 600,087 shares (See Item 4(a))
              (iv)  Shared power to dispose or direct the disposition of - 0

Item 5.  Ownership of Five Percent or less of a Class

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

         Not Applicable.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 10, 1999                                 /s/ John M. Reid
                                                ----------------------------
                                                  John M. Reid